Exhibit 16.1

[Daszkal Bolton LLP Letterhead]

September 1, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	World Health Alternatives, Inc. File No. 0-51001

Gentlemen:

Daszkal Bolton LLP has read the statements that World Health Alternatives, Inc. included under Item 4.01 of Form 8-K filed regarding the recent change in the registrant’s certifying accountant. Daszkal Bolton LLP disagrees with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

In connection with the audit of the Company’s financial statements for the year ended December 31, 2004, Daszkal Bolton LLP received the documents, resolutions, confirmations, and other information it requested from the Company before it consented to the filing of the Form 10KSB for the year ended December 31, 2004.

In connection with the review of the three and six month periods ended June 30, 2005, there were disagreements with the Company on matters of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which were not resolved to Daszkal Bolton LLP’s satisfaction, which caused Daszkal Bolton LLP to be unable to complete the review of the three and six month periods ending June 30, 2005.

During the review of the June 30, 2005 quarterly financial statements prepared by management, Daszkal Bolton LLP discovered and reported, in writing, to management and the audit committee chairman, the following reportable conditions, which are also deemed to be material weaknesses, which were pending and not satisfactorily responded to by the audit committee or management at the time of our dismissal on August 19, 2005.

1) The Company’s consolidating worksheet did not agree to the individual trial balances of its divisions. The Company’s CFO made an unsupported topside entry of approximately $2.29 million to goodwill.

2) The inter-company advances and payable accounts between divisions were not in balance resulting in a $7 million discrepancy.

3) In addition to the amounts listed in #3 above, the Company’s trial balance had a $12.1 million payable and a $2.2 million receivable to/from JCN, a division, without corresponding amounts on JCN’s accounting records.

4) The Company did not record stock based compensation granted to the members of the audit committee. On August 18, 2005 the Audit Committee Chairman, John Higbee, represented to us that the common stock grants were cancelled and no additional compensation was needed. The Company failed to produce the minutes of the board of directors or compensation committee canceling these common stock grants.

5) Due to the recent inability to rely on the financial statements and other information including future cash flow projections, we notified the Company in writing that going concern and illiquidity issues should be addressed in their June 30, 2005 10Q-SB filing.

6) The Company represented to us that approximately $200,000 of personal expense for the former owners of JCN was paid by the Company in error. The Company did not provide us with the American Express bills or other supporting documents for the classification of this amount as a receivable from the former owner.

During the review of the June 30, 2005 quarterly financial statements prepared by management, Daszkal Bolton requested, in writing, to the Company’s management and the audit committee chairman, the following open items and information, which were pending and not responded to by the audit committee or management at the time of our dismissal on August 19, 2005.

1) The Company did not produce certain supporting documentation regarding the amount outstanding on the CapSource loan agreement, principally the borrowing base certificate. This prevented Daszkal Bolton LLP from verifying the propriety of the outstanding loan balance.

2) The Company failed to return the consolidated management representation letter and the divisional management representation letters for the June 30, 2005 quarterly financial statements through the date of our dismissal. The Company would have been subject to providing updated management representation letters based on the foregoing reportable conditions and for any subsequent events had Daszkal Bolton LLP completed it’s review procedures.

3) The Company did not provide a copy of all General Journal entries posted in the second quarter and through August 15, 2005 as requested by Daszkal Bolton LLP.

4) During the three months ended June 30, 2005, Daszkal Bolton LLP noted that the Company received $1,046,359 and $450,000 from a company named HPC Advisors. Prior to our termination the Company did not respond to our August 15, 2005 inquiry regarding the identity of HPC Advisors.

The issues listed above were ascertained during Daszkal Bolton LLP’s review of the Draft 10QSB for the quarter ended June 30, 2005 and were brought to the attention of the Company’s management and the audit committee chairman. The CEO, COO and CFO did not disclose these matters to Daszkal Bolton LLP. Management’s failure to disclose or respond to these accounting issues precluded Daszkal Bolton LLP from relying on managements financial statements and managements representations and completing the review procedures of the second quarter financial statements.

In light of the reportable conditions listed above, the Company’s failure to provide a response to these issues, Daszkal Bolton LLP’s inability to rely on the June 30, 2005 financial statements and Daszkal Bolton LLP’s inability to complete the review procedures, Daszkal Bolton LLP did not provide its consent for the filing of June 30, 2005 10QSB and related financial statements. Daszkal Bolton LLP notified management and the audit committee chairman on August 18, 2005 of our inability to rely on the financial information contained in the Company’s trial balances and therefore could not provide our consent to the 10QSB filing prior to our dismissal.

Subsequent to Daszkal Bolton LLP’s dismissal, we have become aware of the following two issues:

1) Daszkal Bolton LLP was unaware and had never been informed verbally or in writing by the Company of the issuance of the $22 million in debentures on May 17, 2005 until after the 8-K had been filed on August 24, 2005. Rich McDonald, CEO, and Deanna Seruga, Controller, signed a management representation letter for the review of March 31, 2005 quarterly financials stating that there were no material subsequent events through the date of the representation letter dated May 12, 2005. The debentures were not recorded in the Company’s books that were provided to Daszkal Bolton LLP for the quarter ended June 30, 2005.

2) Prior to Daszkal Bolton LLP’s dismissal, we were not informed of the existence of the Company’s investigation, or the issues allegedly being investigated by the Company as represented in the Press Release issued by the Company on August 19, 2005.

Very truly yours,

/s/ Daszkal Bolton LLP

Daszkal Bolton LLP